20th November, 2004

The New York Stock Exchange,
11, Wall Street,
New York,
NY 10005
USA

Dear Sir/Madam,

Sub.: Appointment of an Additional Director on the Board of the Bank and delisting of equity shraes

This is to inform that Mr. Ashim Samanta has been appointed as an additional director of the Bank with effect from 19th November, 2004.

Mr. Samanta possesses specialised knowledge and extensive experience in the field of small-scale industrial sector.

Mr. Ashim Samanta holds 600 Indian equity shares of the Bank which are listed on the Indian stock exchanges.

This is also to inform that the Indian equity shares of the Bank have been delisted from the Stock Exchange, Ahmedabad, India with effect from 15th October, 2004.

This is for your kind information and records.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

sd/-
Sanjay Dongre
Vice President (Legal) &
Company Secretary